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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.4)*

                                PLD TELEKOM, INC.
                                ----------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                    69340T100
                                    ---------
                                 (CUSIP Number)

    Dominion Capital, Inc./Dominion Resources, Inc.; Attn: Daniel A. Hillsman
      901 E. Byrd St; 10th Fl. West Twr.; Richmond, VA 23219; (804)775-5758
      ---------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 March 13, 1998
                                 --------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. ( A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall no be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 69340T100                                      PAGE 2 OF 12 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Dominion Capital, Inc.
      54-3480682
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Virginia
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    821,505 shares consisting of i) 671,505 shares owned
     NUMBER OF            of record by Capital, ii) 150,000 shares Capital may
                          acquire upon exercise of certain warrants
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    821,505 shares consisting of i) 671,505 shares owned
    REPORTING             of record by Capital, ii) 150,000 shares Capital may
                          acquire upon exercise of certain warrants
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      821,505

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                        [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      2.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 69340T100                                      PAGE 3 OF 12 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Dominion Resources, Inc.
      54-1229715
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e)                                         [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Virginia
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          821,505 shares consisting of i) 671,505 shares owned
     OWNED BY             of record by Capital, ii) 150,000 shares Capital may
                          acquire upon exercise of certain warrants
       EACH        -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
    REPORTING        9
                          0
      PERSON
                   -----------------------------------------------------------
       WITH               SHARED DISPOSITIVE POWER
                     10
                          821,505 shares consisting of i) 671,505 shares owned
                          of record by Capital, ii) 150,000 shares Capital may
                          acquire upon exercise of certain warrants
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      0

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                       [_]
12 Pursuant to rule 13d-4, Dominion Resources, Inc. disclaims beneficial ownership of the shares benefically owned by Capital, its wholly-owned subsidiary

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      HC
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer

The statement on Schedule 13D relating to the Common Stock (the "Common Stock") of PLD Telekom, Inc., a Delaware corporation, with its principal office at 680 5th Avenue, 24th Floor, New York, NY 10019, (the "Issuer"), filed on March 5, 1998, by Dominion Resources, Inc., a Virginia corporation ("Resources"), and Dominion Capital, Inc., a Virginia corporation and wholly-owned subsidiary of Resources ("Capital"), is hereby amended and supplemented as follows:

Item 2.  Identity and Background

No change.

Item 3.  Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.  Purpose of Transaction

Not applicable.

Item 5.  Interest in Securities of the Issuer

The response to Item 5 (a)(b)(c)(e) is hereby amended and supplemented as follows:

Prior to December of 1994 Capital acquired a second Warrant that is currently exercisable into 50,000 shares of Common Stock; the first 1994 Warrant is currently exercisable into 100,000 shares of Common Stock and the Preferred Stock was converted into 1,110,000 shares of Common Stock in February of 1998. In addition, Capital currently owns of record 671,505 shares of Common Stock. Thus, based on the 671,505 shares of Common Stock owned of record by Capital and giving effect to the potential acquisition by capital of i) 100,000 additional shares of Common Stock for Canadian $14.50 per share upon exercise of the 1994 Warrant, and ii) 50,000 additional shares of Common Stock for Canadian $11.3125 per share upon exercise of the second 1994 Warrant, Capital beneficially own 821,505 shares of Common Stock, representing 2.6% of the outstanding shares of Common Stock. Capital has the power to vote, or to direct the vote and to dispose, or to direct the disposition, of 671,505 shares of Common Stock and will acquire such power with respect to the remaining 150,000 shares when and as it purchases such shares. To the best knowledge of Capital and Resources, no director or executive officer of Capital or Resources beneficially owns any shares of Common Stock. On June 17, 1994, in open market transactions, Capital acquired 12,100 shares of Common Stock for an aggregate cash consideration of $105,088.50, or $8.625 per share. On December 20, 1994, Capital bought 1,000,000 shares of Common Stock of the Issuer, through a public offering, for a total consideration of $6,250,000. Through a series of open market transactions on the NASDAQ exchange during the period of March 4, 1998 through April 1, 1998, Capital disposed of 1,142,000 shares of Common Stock for an average price of $7.2658 per share and an aggregate amount of $8,297,516.43. On March 13, 1998 Capital ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No change.



Item 7.  Material to be Filed as Exhibits

Appendix A  List of Directors and Executive Officers of Capital and Resources

Exhibit 1   Signature Page

Appendix A.1

Unless otherwise noted, each of the executive officers and directors of Dominion Capital, Inc., set forth below are United States Citizens.

Executive Officers and Directors of Capital


Name                       Title                              Occupation & Address
----                       -----                              --------------------
John B. Bernhardt          Director                           See Appendix A.2

Thos. E. Capps             Chairman of the                    See Appendix A.2
                           Board

Thomas N. Chewning         Director                           See Appendix A.2

Charles E. Coudriet        Senior Vice President              Senior Vice President of Capital

John W. Harris             Director                           President and Managing Partner
                                                              The Harris Group
                                                              Rotunda Suite 175
                                                              4201 Congress St.
                                                              Charlotte, NC 28209

David L. Heavenridge       Director                           See Appendix A.2
                           President and
                           Chief Executive Officer

Dennis W. Hedgepeth        Vice President and                 Vice President and
                           Treasurer                          Treasurer of Capital

Daniel A. Hillsman, Jr.    Vice President                     Vice President of Capital

Hayden D. McMillian        Senior Vice President              Senior Vice President
                           and CFO                            and CFO of Capital

Mark P. Mikuta             Vice President and                 Vice President and
                           Controller                         Controller of Capital

Henry C. Riely             Corporate Secretary       Corporate Secretary of
                                                     Capital

William T. Roos            Director                  See Appendix A.2

Frank S. Royal             Director                  See Appendix A.2

S. Dallas Simmons          Director                  See Appendix A.2

David A. Wollard           Director                  Retired
                                                     2019 East 3rd Avenue
                                                     Denver, CO 80206

Randolph W. Wyckoff        Senior Vice President     Senior Vice President of
                                                     Capital

The business address of Messrs. Capps, Chewning, Coudriet, Heavenridge, Hedgepeth, Hillsman, McMillian, Mikuta, Riely and Wyckoff is 901 East Byrd Street, Richmond, VA 23219. The respective business addresses of Messrs. Bernhardt, Roos, Royal, and Simmons are set forth under "Occupation and Address" on Appendix A.2. The respective business addresses of the remaining executive officers and directors of Capital are set forth under "Occupation & Address" on Appendix A.1.

Appendix A.2

Executive Officers and Directors of Resources

Unless otherwise noted, each of the executive officers and directors of Dominion Resources, Inc., set forth below, are United State Citizens.


Name                       Title                 Occupation & Address
----                       -----                 --------------------

John B. Adams              Director                President and Chief Executive
                                                   Officer
                                                   The Bowman Companies
                                                   One Bowman Drive
                                                   Fredericksburg, VA 22408

Norman B. M. Askew         Executive Vice          President and
                           President               Chief Executive Officer
                                                   Virginia Electric and
                                                   Power Company
                                                   P.O. Box 26666
                                                   Richmond, VA 23261
                                                   British Citizen

John B. Bernhardt          Director                Managing Director,
                                                   Bernhardt/Gibson Financial
                                                   Opportunities
                                                   11817 Canon Boulevard
                                                   Suite 502
                                                   Newport News, VA 23606
                                                   a financial services firm

Thos. E. Capps             Chairman,               Chairman,
                           President and           President and
                           CEO                     CEO of Resources

Thomas N. Chewning         Executive Vice          Executive Vice President
                           President               of Resources

Thomas F. Farrell, II      Senior Vice President   Senior Vice President
                           of Corporate Affairs    of Corporate Affairs
                                                   of Resources

William C. Hall, Jr.       Assistant Vice            Assistant Vice President
                           President Corporate       Corporate Communications
                           Communications            of Resources

David L. Heavenridge       Executive Vice President  President and
                                                     CEO of Capital

G. Scott Hetzer            Vice President and        Vice President and
                           Treasurer                 Treasurer of Resources

Karen E. Hunter            Assistant Vice President  Assistant Vice President
                           Financial Planning        Financial Planning of
                                                     Resources

Benjamin J. Lambert, III   Director                  Optometrist
                                                     904 North First Street
                                                     Richmond, VA 23219


Richard L. Leatherwood     Director                  Former President and
                                                     Chief Executive Officer
                                                     CSX Equipment
                                                     3805 Greenway
                                                     Baltimore, MD 21218

Harvey L. Lindsay, Jr.     Director                  Chairman and
                                                     Chief Executive Officer
                                                     Harvey Lindsay Commercial
                                                     Real Estate
                                                     Dominion Tower, Suite 1400
                                                     999 Waterside Drive
                                                     Norfolk, VA 23510

William S. Mistr           Vice President            Vice President of Resources

Kenneth A. Randall         Director                  Corporate Director of
                                                     Various Public Companies
                                                     6 Whittaker's Mill
                                                     Williamsburg, VA 23185

Edgar M. Roach, Jr.        Executive Vice President  Executive Vice President
                           and CFO                   and CFO of Resources

William T. Roos            Director                  Retired
                                                     President
                                                     Penn Luggage, Inc.
                                                     2820 Build America Drive
                                                     Hampton, VA 23666

Frank S. Royal             Director                  Physician
                                                     East End Medical Building
                                                     1122 North 25th Street
                                                     Suite A
                                                     Richmond, VA 23223

Judith W. Sack             Director                  Senior Advisor
                                                     Morgan Stanley & Co., Inc.
                                                     1585 Broadway
                                                     14th Floor
                                                     New York, NY 10036

S. Dallas Simmons          Director                  President
                                                     Virginia Union University
                                                     1500 North Lombardy Street
                                                     Richmond, VA  23220

Robert H. Spilman          Director                  Chairman of the Board and
                                                     Chief Executive Officer
                                                     Bassett Furniture
                                                     Industries, Inc.
                                                     245 Main Street
                                                     P.O. Box 626
                                                     Bassett, VA  24055

James F. Stutts            Vice President and        Vice President and
                           General Counsel           General Counsel of
                                                     Resources

James L. Trueheart         Vice President            Vice President and
                           and Controller            Controller of Resources

Patricia A. Wilkerson      Corporate Secretary       Corporate Secretary of
                                                     Resources


Fred G. Wood, III          Assistant Vice President  Assistant Vice President
                           Investor Relations        Investor Relations of
                                                     Resources



The business address of Messrs. Capps, Chewning, Farrell, Hall, Heavenridge, Hetzer, Hunter, Mistr, Roach, Stutts, Trueheart, Wilkerson, and Wood is 901 East Byrd Street, Richmond, VA 23219. The respective business addresses of the remaining executive officers and directors of Resources are set forth under "Occupation & Address" on Appendix A.2.